

Mail Stop 3561

November 13, 2008

Mr. Peter Horak
Chief Executive Officer
Cosmo Communications Corporation
Unit 2-55 Travail Road
Markham, Ontario, Canada

> **Re:** **Cosmo Communications Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 30, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-11968**

Dear Mr. Horak:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

<u>Item 7.  Management's Discussion and Analysis, page 19</u>

1.      We note that your analysis of results of operations does not analyze changes in your non-operating income and expense line items, specifically Financial and Loss/gain on foreign exchange.  As these non-operating items have fluctuated significantly from year to year, please ensure that you provide an analysis of changes in these line items in your future periodic filings.

<u>Item 8.  Financial Statements for the Year Ended March 31, 2008, page 30</u>

<u>Consolidated Statements of Cash Flows, page 35</u>

2.      We note the $2.0 million amount reflected in 2007 as common stock issued for debt.  Unless this amount represents a loss on settlement of your debt, which does not appear to be the case given your 2007 statement of operations, we would struggle to understand why this amount was added to net income when calculating your cash flows provided by operating activities for 2007.  Please explain to us in detail what is represented by this line item, and provide us with your analysis of how your presentation of this item complies with SFAS 95 and related accounting guidance.

<u>Item 9A.  Controls and Procedures, page 46</u>

3.      It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.  Refer to Item 308 of Regulation S-K.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        • the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules       and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see  Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4.      We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that the information related to the Company required to be disclosed in the Company's periodic SEC filings is made in a timely manner.  Please revise to clarify, if true, that the information required to be disclosed in the Company's periodic SEC filings was recorded, processed summarized and reported accurately in a timely manner.  Also, revise, if true, to state that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Form 10-Q for the Quarter Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations for the Quarter Ended June 30, 2008 ("2008") and for the Quarter Ended June 30, 2007 ("2007"), page 7

Net Sales, page 8

5.      We note your statement that "Selling prices of domestic orders are grossed up to include warehouse handling and freight costs and therefore have higher gross margins."  We assume this means that the amounts you charge your customer for handling costs and freight costs are included in your sales and the cost associated with these services are included in your costs of products sold line items in your statement of operations, consistent with EITF 00-10.  We further assume the difference in the amount charged to your customers and the amount paid for these services resulted in positive gross margins that contributed to the overall increase in gross margin percentage during the March 31, 2008 quarter.  We note in your Form 10-K for the year ended March 31, 2008 that the costs of warehousing and freight out charges are classified as operating expenses versus costs of products sold; therefore, we assume you changed your accounting policy for the costs you include in costs of products sold and costs you include in your operating costs. Please tell us if all prior periods were grossed up or whether this is presented only for the quarter ended June 30, 2008.  Please be advised that classification and presentation of revenues and costs must be consistent for all periods presented.  If your presentation is consistent for all periods presented, please tell us how and if the gross up of handing and freight costs affected your gross margins.  If your presentation is not consistent for all periods presented, please revise and amend your filing as appropriate.  Furthermore, please advise if any of our assumptions are incorrect.

*      *      *      *      *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,


Jennifer Thompson
Branch Chief